[ NETWORK ENGINES LETTERHEAD ]

February 28, 2008

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Attention:	Mark Kronforst, Accounting Branch Chief
Marc Thomas
Chris Davis

Re:	Network Engines, Inc. (File No. 0-30863)
Form 10-K for Fiscal Year Ended September 30, 2007

Ladies and Gentlemen:

This letter is submitted in response to comments contained in a letter dated February 15, 2008 (the “Letter”) from Mark Kronforst of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Gregory A. Shortell, President and Chief Executive Officer of Network Engines, Inc. (the “Company”).  The responses contained herein are keyed to the number of comments in the Letter and to the headings used in the Letter.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 44

1.                                      We note that you provide various services in connection with your server appliance solutions.  To the extent service revenue is material, tell us how you considered Rules 5-03(b)(1) and (2) of Regulation S-X with regards to your income statement presentation.

Response:                                        The Company’s recognized revenue from services was $3,610,000, $965,000, and $384,000 in the years ended September 30, 2007, 2006 and 2005, respectively.  These services revenues represented 3.0%, 0.8% and 0.4% of the Company’s consolidated revenue for the years ended September 30, 2007, 2006 and 2005, respectively.  Because these revenues were not more than ten percent of the consolidated total, as described in Rule 5-03(b) of Regulation S-X, the Company determined that its service revenues were not material to be separately stated in its consolidated statement of operations.  The Company also determined that its cost of services for each of the years contemplated were not material and therefore were not required to be separately stated.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue recognition, page 50

2.                                      Please tell us how “contractual refund rates for cancellations” provide objective and reliable evidence of fair value.  See paragraph 16 of EITF 00-21.

Response:                                        The Company provides a standard two year warranty on its server appliances where software is not included or is incidental to the product.  This standard warranty is provided at no charge and allows customers to return defective server appliances to the Company for repair.  The Company also offers its customers the option to purchase an additional third year of warranty and/or advanced replacement services for either one, two or three years (collectively the “Optional Maintenance Services”).  For those customers who purchase advanced replacement services, the Company ships a unit to replace the defective one, which is returned to the Company for repair and used to replenish the units available for advanced replacement.  Substantially all of the Company’s customers who purchase a third year of extended warranty also purchase advanced replacement services for three years, although the third year of warranty can be purchased without the advanced replacement services.

Because payments for Optional Maintenance Services are received in advance, the Company includes provisions in its executed contracts to allow customers to cancel their Optional Maintenance Services.  These cancellation provisions stipulate the amount of consideration to be refunded in the event a customer cancels.  These contractual refund rates are also the same values that the Company separately states on its price list for these services.

These contractual refund provisions are fundamentally an “implied renewal” and analogous to the renewal rate concept to establish vendor specific objective evidence permitted by paragraph 57 of AICPA Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).  Paragraph 57 of SOP 97-2 permits fair value to be determined by reference to the price a customer will be required to pay when post-contract customer support is sold separately.  Since the Company’s customers would expect to receive refunds in the amount contractually stipulated if they cancelled their Optional Maintenance Services the Company believes objective and reliable evidence of fair value exists based on these refund rates.  The Company historically has applied this concept in allocating revenue to such maintenance services.  However, the Company has recently also considered the principles of FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (“FTB 90-1”), and believes that the Company’s Optional Maintenance Services would be scoped into FTB 90-1.  Because the Company’s Optional Maintenance Services are separately priced in its price list and contracts with customers, the Company has separately priced contracts, as defined in FTB 90-1, and therefore revenue should be recognized as a transaction separate from the sale of the server appliance.  The application of FTB 90-1 to the Optional Maintenance Services element would result in the same revenue recognized by the Company in its historical financial statements.  However, the revenue recognition disclosure in the Company’s notes to consolidated financial statements should be clarified prospectively to include the application of FTB 90-1.  A marked version of the revised disclosure is included below.  The Company would include this disclosure in its future periodic filings with the Commission.

Revenue Recognition

Revenues from products are generally recognized upon delivery to customers if persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is reasonably assured and title and risk of loss have passed to the customer.  In the event the Company has unfulfilled future obligations, revenue and related costs are deferred until those future obligations are met. The Company has an inventory consignment agreement with its largest customer related to certain server appliances. This customer notifies the Company when it utilizes inventory and the Company recognizes revenues from sales to this customer based upon these notifications.

Maintenance revenues are derived from customer support agreements generally entered into in connection with the initial server appliance sales and subsequent renewals. Maintenance fees are typically for one to three year renewable periods and include the right to unspecified software updates when and if available for certain agreements, hardware repairs, 24-hour customer support, and advanced replacement of server appliances. Maintenance revenues are recognized ratably over the term of the maintenance period. Payments for maintenance fees are generally made in advance and are included in deferred revenue. The associated maintenance expenses are expensed in the same period as incurred.

Contracts and/or customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and consignment usage notifications are used to verify shipment or transfer of ownership, as applicable. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

For revenue arrangements that contain multiple elements, such as the sale of both the product and post sales support and/or extended warranty and related services element, in which software is not incidental to the product, the Company determines fair value based upon vendor specific objective evidence, which is typically established through contractual post-sales support renewal rates whereby the residual fair value is allocated to the server appliance.  For revenue arrangements that contain multiple elements, in which software is not included or is incidental to the product, the Company allocates revenue to the extended warranty and related services element ~~determines fair value based on objective and reliable evidence of fair value, which is typically determined through~~ based on separately priced contractual ~~refund~~ rates for those elements. ~~for cancellations or stand-alone sales of post sales support whereby the residual fair value is allocated to the server appliance.~~

The Company recognizes revenue when the revenue recognition criteria for each element of the sale is met.  If the Company is not able to derive the fair value of the undelivered element of the sale (i.e. maintenance), all revenues from the arrangement are deferred and recognized ratably over the period of the support arrangement, which is typically one to three years. The Company includes shipping and handling costs, if any, reimbursed by its customers as net revenues and cost of revenues.

Form 8-K Filed October 15, 2007

3.                                      We note that the acquisition of Alliance Systems, Inc. required the filing of audited financial statements and pro forma financial statements.  We also note that your disclosures indicated that these financial statements would be filed within 71 days, however, it does not appear that you have done so.  Please tell us how you plan to comply with Rule 3-05 and Article 11 of Regulation S-X.

Response:                                        On February 26, 2008, the Company filed with the Commission a Form 8-K/A that contains the information required by Rule 3-05 and Article 11 of Regulation S-X.

*   *   *

In connection with this response, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (781) 332-1073, Douglas Bryant, the Company’s Chief Financial Officer, at (781) 332-1008, or Philip Rossetti of WilmerHale, the Company’s outside counsel at 617-526-6439 with any questions concerning this letter.  Please indicate receipt hereof by stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

/s/ Gregory A. Shortell

Gregory A. Shortell

cc: Philip R. Rossetti